Robert W. Phillips

+1 415 693 2020

rphillips@cooley.com

March 13, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ada D. Sarmento

Mary Beth Breslin

Michael Fay

Al Pavot

Re:	SutroVax, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted December 31, 2019

CIK No. 0001649094

Ladies and Gentlemen:

On behalf of SutroVax, Inc. (“SutroVax” or the “Company”), we are submitting this response letter in response to the comment letter, dated January 17, 2020, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “DRS”) confidentially submitted to the Commission on December 31, 2019. We are also electronically transmitting for confidential submission an amended version of the DRS (the “Amended DRS”) that reflects changes in response to the Staff’s comments, as well as other updates. We are also sending to the Staff a copy of this letter and the Amended DRS in typeset format, including a version that is marked to show changes to the DRS.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended DRS. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the DRS.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your response to our prior comment 1 and continue to object to your characterization of SVX-24 as having “the potential to become the standard of care.” The qualifier, “if approved,” does not address our concerns that this language continues to imply that the product will be effective and will replace the current standard of care before a competing vaccine does, neither of which is appropriate at this stage of development. Please revise your registration statement to remove this language.

In response to the Staff’s comment, the Company has revised the existing disclosure on pages 1, 3, 77, 94 and 95 of the Amended DRS.

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com

U.S. Securities and Exchange Commission

March 13, 2020

Page Two

Risk Factors Summary, page 5

2.

We note your response to our prior comment 5 and reissue. The risk that your intended approach will not be sufficient for regulatory approval or that regulators will require field efficacy trials or longer trials with more participants than you currently anticipate exists now. Please add a separate bullet point in this section to discuss that risk.

In response to the Staff’s comment, the Company has revised the existing disclosure on page 6 of the Amended DRS.

*        *        *

Please contact me at (415) 693 2020 or J. Carlton Fleming of Cooley LLP at (650) 843 5865 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Robert W. Phillips

Robert W. Phillips

Cooley LLP

cc:	Grant E. Pickering, SutroVax, Inc.

Jane Wright-Mitchell, SutroVax, Inc.

Charles S. Kim, Cooley LLP

J. Carlton Fleming, Cooley LLP

Peter N. Handrinos, Latham & Watkins LLP

Brian J. Cuneo, Latham & Watkins LLP

Miles P. Jennings, Latham & Watkins LLP

Cooley LLP    101 California Street    5th Floor    San Francisco, CA    94111-5800

t: (415) 693-2000 f: (415) 693-2222 cooley.com